Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Document or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor or other independent financial adviser authorised under FSMA if you are in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred, or you sell or otherwise transfer, all of your holding of ordinary shares in Summit Therapeutics PLC please send this Document together with the accompanying Form of Proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was or is effected, for onward delivery to the purchaser or transferee.

The whole of this Document should be read. Your attention is drawn to the letter from the Chairman of the Company, which is set out in Part I of this Document and which recommends that, to the extent you are entitled to do so, you vote in favour of the Resolutions to be proposed at the General Meeting.

This Document does not constitute an offer of transferable securities to the public within the meaning of section 102B of FSMA. The issue of the New Ordinary Shares does not constitute an offer to the public requiring an approved prospectus under section 85 of FSMA. This Document does not constitute a prospectus for the purpose of the Prospectus Rules of the UK Financial Conduct Authority or an admission document for the purpose of the AIM Rules. Accordingly, this Document has not been, and will not be, reviewed or approved by the UK Financial Conduct Authority (in its capacity as UK Listing Authority or otherwise) pursuant to sections 85 and 87 of FSMA, the London Stock Exchange or any other authority or regulatory body and has not been approved for the purposes of Section 21 of FSMA. In addition, this Document shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of this Document are available free of charge during normal business hours on any weekday (except Saturdays, Sundays and public holidays) from Summit Therapeutics PLC’s registered office from the date of this Document to the date of admission of the New Ordinary Shares.

Application will be made for the underlying New Ordinary Shares, which are represented by ADSs, to be admitted to trading on the AIM market of the London Stock Exchange. Subject to certain conditions being satisfied, including the passing of the Resolutions at the General Meeting, it is expected that admission to trading on AIM and dealings in the New Ordinary Shares will commence on or around 8 January 2019.

Summit Therapeutics PLC

(Incorporated and registered in England and Wales under number 05197494)

Proposed Subscription of 78,125,000 New Ordinary Shares in the form of 15,625,000 ADSs at a price of $1.60 per ADS

Approval of a waiver of obligations under Rule 9 of the Takeover Code

and

Notice of General Meeting

Cairn Financial Advisers LLP is authorised and regulated by the UK Financial Conduct Authority and is acting for the Company and for no one else in connection with the Subscription and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for affording advice in relation to the matters referred herein. Cairn Financial Advisers LLP does not accept any liability whatsoever for the accuracy or opinions contained in this Document (or for omission of any material information) and shall not be responsible for the contents of this Document.

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document. The contents of the Company’s website or any website directly or indirectly linked to the Company’s website do not form part of this Document.

Notice of a General Meeting of Summit Therapeutics PLC to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF at 11:00 a.m. on 4 January 2019 is set out at the end of this Document. Shareholders will find enclosed with this Document a Form of Proxy for use at the General Meeting. If you do not intend on being present at the General Meeting, please complete the Form of Proxy in accordance with the instructions thereon and return it as soon as possible but, in any event, so as to be received by Link Asset Services, PXS, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time appointed for the General Meeting.

None of the New Ordinary Shares, the Form of Proxy, this Document or any other document connected with the Subscription have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the New Ordinary Shares, the Form of Proxy, or the accuracy or adequacy of this Document or any other document connected with the Subscription. Any representation to the contrary is a criminal offence. The distribution of this Document and the Form of Proxy in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this Document and/or the Form of Proxy come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

The New Ordinary Shares have not been registered under the US Securities Act 1933 (as amended) (the “Securities Act”) or under the applicable securities laws of any state or other jurisdiction of the United States or any of the other “Restricted Jurisdictions” (such jurisdictions being the United States, Australia, Canada, Japan, New Zealand and Taiwan and any other jurisdiction where the extension or availability of the Subscription would breach any applicable law). The New Ordinary Shares may not be offered, sold, taken up, resold, transferred or delivered, directly or indirectly, within, into or in the United States, or any Restricted Jurisdiction or to any national resident or citizen of, or any corporation, partnership or other entity created or organised under the laws of any Restricted Jurisdiction, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any relevant state or other jurisdiction of the United States and any relevant Restricted Jurisdiction. The New Ordinary Shares are being offered and sold to an accredited investor pursuant to an exemption from registration under Regulation D of the Securities Act. There will be no public offering of the New Ordinary Shares in the United States.

Notice to overseas persons

None of the New Ordinary Shares have been registered under the Securities Act or under the securities legislation of any state or other jurisdiction of the United States.

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

It is the responsibility of any person receiving a copy of this Document outside the United Kingdom to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consents which may be required or observing any other formalities required to be observed in such territory and paying any other issue, transfer or other taxes due in such other territory.

Cautionary note regarding forward-looking statements

This Document contains certain statements about Summit Therapeutics PLC and certain of its current plans, goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. The Company cautions readers that no forward-looking statements are a guarantee of future performance and that actual results could differ materially from those contained in such forward-looking statements. All statements, other than statements of historical facts, included in this Document including statements about the completion of the proposed sale of ADSs representing the New Ordinary Shares, development and potential commercialisation of Summit Therapeutics PLC product candidates, the therapeutic potential of Summit Therapeutics PLC preclinical and clinical product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential of the Discuva Platform, the potential benefits and future operation of the collaborations with Sarepta Therapeutics Inc., Eurofarma Laboratórios SA, the awards from BARDA and CARB-X, including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance and any proceeds from the sale of the ADSs representing the New Ordinary Shares to fund operating expenses and capital expenditures, and other statements preceded or followed by, or that include, the words ‘‘targets’’, ‘‘plans’’, ‘‘believes’’, ‘‘expects’’, ‘‘aims’’, ‘‘intends’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘anticipates’’, ‘‘estimates’’, ‘‘projects’’ or words or terms of similar substance or the negative thereof, are or may be forward-looking statements. Forward-looking statements also include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects and (ii) business and management strategies and the expansion and growth of the operations of Summit Therapeutics PLC. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of Summit Therapeutics PLC. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors (a number of which are beyond the Company’s control) which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. (These factors are discussed in the “Risk Factors” section of filings that Summit Therapeutics PLC makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended 31 January 2018.) These forward-looking statements are based on assumptions regarding the present and future business strategies of Summit Therapeutics PLC and the environment in which it will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules, the Disclosure and Transparency Rules and/or the Prospectus Rules), Summit Therapeutics PLC does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to Summit Therapeutics PLC or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of Summit Therapeutics PLC at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

DEFINITIONS

“Act”	the Companies Act 2006, as amended from time to time

“Admission”	admission of the New Ordinary Shares to trading on AIM, such admission becoming effective in accordance with the AIM Rules

“ADS”	one American Depositary Share, representing five Ordinary Shares

“AIM”	the market of the same name operated by the London Stock Exchange

“AIM Rules”	the AIM rules for companies and their nominated advisers, published by the London Stock Exchange (as amended from time to time)

“Articles”	the articles of association of the Company as adopted by special resolution passed on 19 February 2015 and as amended by a special resolution passed on 14 July 2015

“Business Day”	a day (other than a Saturday or Sunday) on which commercial banks are open for general business in London, England

“Cairn”	Cairn Financial Advisers LLP, nominated adviser and financial adviser to the Company pursuant to Rule 3 of the Takeover Code

“Company” or “Summit”	Summit Therapeutics PLC, a public limited company incorporated in England and Wales with registered number 05197494 and registered office at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom

“CREST”	the electronic settlement system for paperless settlement of trades of UK and Irish securities operated by Euroclear UK & Ireland Limited

“Directors” or “Board”	the directors of the Company as at the date of this Document, whose details are set out on page 8 of this Document

“Document”	this document, including the Notice of General Meeting appended to it

“Enlarged Share Capital”	the Existing Ordinary Shares and the New Ordinary Shares in issue immediately following Admission

“Existing Ordinary Shares”	each Ordinary Share in issue as at the date of this Document

“Form of Proxy”	the form of proxy accompanying this Document for use at the General Meeting

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time

“General Meeting” or “GM”	the general meeting of the Company to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 11:00 a.m. on 4 January 2019, notice of which is set out at the end of this Document

“Group”	the Company and its subsidiary undertakings

“Independent Shareholders”	the holders of Existing Ordinary Shares other than the Investor

“Investor”	Mr Robert W. Duggan

“Link” or “Registrars”	Link Asset Services, a trading name for Link Market Services Limited, being the Company’s registrars

“London Stock Exchange”	London Stock Exchange PLC

“New Ordinary Shares”	the underlying 78,125,000 new Ordinary Shares to be issued and allotted pursuant to the Subscription

“Notice of General Meeting”	the notice of General Meeting set out at the end of this Document

“Ordinary Shares”	ordinary shares of one penny each in the capital of the Company

“Panel”	the Panel on Takeovers and Mergers

“Registration Rights Agreement”	the registration rights agreement to be entered into between the Company and the Investor, further details of which are set out in paragraph 5(b) of Part V of this Document

“Relationship Agreement”	the conditional agreement dated 14 December 2018, between the Company, Cairn and the Investor, further details of which are set out in paragraph 4 of Part I and paragraph 5(c) of Part V of this Document

“Resolutions”	the resolutions to be proposed at the General Meeting, as set out in the Notice of General Meeting

“RIS”	a regulatory information service operated by the London Stock Exchange as defined in the AIM Rules

“Rule 9”	Rule 9 of the Takeover Code

“Rule 9 Waiver” or “Waiver”	the waiver of Rule 9 that would otherwise be applicable in respect of the Subscription as agreed by the Panel and to be approved by the Independent Shareholders

“Shareholders”	holders of Ordinary Shares

“Subscription”	the proposed subscription by the Investor of the ADSs that represent the New Ordinary Shares, according to the terms of the Subscription Agreement

“Subscription Agreement”	the securities purchase agreement dated 14 December 2018 between the Investor and the Company relating to the Subscription, further details of which are set out in paragraph 5(a) of Part V of this Document

“Subscription Price”	$1.60 per ADS

“Takeover Code” or “Code”	the City Code on Takeovers and Mergers issued by the Panel

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“£” or “pounds”	Great British pounds, the basic unit of currency in the United Kingdom

“$” or “dollars”	United States dollars, the basic unit of currency in the United States of America

DIRECTORS, SECRETARY AND ADVISERS

Directors	Frank Armstrong, Non-executive Chairman Glyn Edwards, Chief Executive Officer Leopoldo Zambeletti, Non-executive Director Valerie Andrews, Non-executive Director David Wurzer, Non-executive Director

Company Secretary	Melissa Strange

Nominated Adviser and financial adviser pursuant to Rule 3 of the Code to the Company	Cairn Financial Advisers LLP Cheyne House, Crown Court 62-63 Cheapside London EC2V 6AX United Kingdom

UK legal adviser to the Company	CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF United Kingdom

US legal adviser to the Company	Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 United States of America

Joint Brokers	Bryan, Garnier & Co. Limited Beaufort House 15 St Botolph Street London EC3A 7BB United Kingdom N+1 Singer One Bartholomew Lane London EC2N 2AX United Kingdom

Registrars	Link Asset Services 34 Beckenham Road Beckenham Kent, BR3 4TU United Kingdom

Website	www.summitplc.com

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Subscription	17 December 2018

Publication of this Document and the Form of Proxy	17 December 2018

Latest time and date for receipt of the Form of Proxy	11:00 a.m. on 2 January 2019

General Meeting	11:00 a.m. on 4 January 2019

Result of General Meeting announced via RIS	4 January 2019

Expected date for Admission and commencement of dealings in New Ordinary Shares on AIM	8 January 2019

Notes:

(1)	References to times in this Document are to Greenwich Mean Time (unless otherwise stated).

(2)	The dates and timing of the events in the above timetable and in the rest of this Document are indicative only and may be subject to change.

(3)	If any of the above times or dates should change, the revised times and/or dates will be notified by an announcement through an RIS.

(4)	The Company’s LEI code is 213800NRW8AOMYMTBD89 and ISIN code is GB00BN40HZ01.

SUBSCRIPTION STATISTICS

Subscription Price per ADS	$1.60
Number of Existing Ordinary Shares in issue	82,264,881
Number of New Ordinary Shares being issued	78,125,000
Enlarged Share Capital*	160,389,881
Number of New Ordinary Shares as a percentage of the Enlarged Share Capital	48.71%
Gross Proceeds of the Subscription†	$25,000,000
Estimated net proceeds pursuant to the Subscription	$24,587,500

*	Assumes no further issuances of Ordinary Shares other than as outlined in this Document and excluding the exercise of any outstanding options over Ordinary Shares.
†

For the convenience of the reader, the gross proceeds of the Subscription translated into Great British pounds are £20 million, and the estimated net proceeds are £19,670,000, using an exchange rate of $1.25 to £1.00.

PART I

LETTER FROM THE CHAIRMAN OF SUMMIT THERAPEUTICS PLC

(Incorporated and registered in England and Wales with registered no. 05197494)

Directors	Registered office:
Frank Armstrong, Non-executive Chairman	136a Eastern Avenue
Glyn Edwards, Chief Executive Officer	Milton Park
Leopoldo Zambeletti, Non-executive Director	Abingdon
Valerie Andrews, Non-executive Director	Oxfordshire
David Wurzer, Non-executive Director	OX14 4SB UK

17 December 2018

To all Shareholders and to the holders of ADSs and options over Ordinary Shares

Dear Shareholder,

Proposed Subscription of 78,125,000 New Ordinary Shares in the form of 15,625,000 ADSs at a price of $1.60 per ADS

Rule 9 Waiver

and Notice of General Meeting

1.	Introduction

The Company announced on 17 December 2018 that it proposed to raise a total of approximately $25 million (before expenses) by means of a Subscription by the Investor for 15,625,000 ADSs at a price of $1.60 per ADS. Each ADS represents five Ordinary Shares meaning that 78,125,000 New Ordinary Shares are proposed to be issued pursuant to the Subscription. The Investor currently holds 32,641 ADSs, representing 163,205 Existing Ordinary Shares, which in turn amounts to approximately 0.2 per cent. of the Existing Ordinary Shares.

The Subscription Price represents a premium of approximately 32.2 per cent. to the last reported sale price of the ADSs on the Nasdaq Global Market on 14 December 2018, being the day prior to the announcement of the Subscription by the Company.

Completion of the Subscription is subject to the granting of a Rule 9 Waiver in respect of the Investor. Further details relating to the Rule 9 Waiver and the Takeover Code are given in paragraph 8 of Part I of this Document.

Assuming that the Resolutions are passed at the General Meeting, and all other conditions relating to the Subscription are satisfied or (where capable of waiver) waived, immediately following Admission, the Investor will be beneficially interested in a total of 78,288,205 Ordinary Shares, representing approximately 48.81 per cent. of the Enlarged Share Capital. Further information on the Investor is set out at paragraph 3 of this Part I, and Part II of this Document.

Due to the size of his holding in the Company following Admission, the Investor has agreed to enter into the Relationship Agreement with the Company and Cairn. The Relationship Agreement, which is conditional on Admission, contains provisions to regulate the Investor’s dealings with the Company. Further details of the Relationship Agreement are set out in paragraph 4 of this Part I and paragraph 5(c) of Part V of this Document.

In addition to providing you with information about the Subscription and the Rule 9 Waiver, this letter explains why the Board considers that the Subscription, the Rule 9 Waiver and the Resolutions are fair and reasonable and in the best interests of Summit and Shareholders as a whole.

The Subscription and the Rule 9 Waiver are conditional, inter alia, on the passing of all of the Resolutions at the General Meeting, which is being convened at 11:00 a.m. on 4 January 2019.

If all of the Resolutions are not passed by Shareholders at the General Meeting, the Subscription would not proceed.

As previously disclosed, the Board expects that the Company’s existing cash and funding arrangements will be sufficient to fund the Company’s operating expenses and capital expenditure requirements through 30 September 2019.

The funds raised from the Subscription will be used to support the further advancement of Summit’s pipeline of new mechanism antibiotics that have the potential to become the new standards of care in the treatment of serious infectious diseases.

The Directors believe that the terms of the Subscription are favourable to all Shareholders and will provide Summit with a stronger basis to execute its strategy, and enhance the Company’s ability to secure additional funds including licensing arrangements, collaborations, strategic alliances, grants from government entities, philanthropic, non-government and not for profit organisations and equity financings. If the Subscription does not proceed, the Directors believe that securing future funding from any of these options is likely to be on terms that will be less favourable to Shareholders.

2.	Information on Summit

Summit is a leader in antibiotic innovation. The Company’s new mechanism antibiotics are designed to become the new standards of care for serious infectious diseases.

Due to the increase in antibiotic resistance, bacterial infectious diseases are one of the biggest threats to global health, food security and development according to the World Health Organization (“WHO”). The WHO has stated that antibiotic resistance is rising to dangerously high levels in all parts of the world, that new resistance mechanisms are emerging and spreading globally that threaten the ability to treat common infectious diseases, and that without urgent action the world is heading for a post-antibiotic era in which common infections and minor injuries can once again kill. Today, it is estimated that approximately 700,000 people die of resistant infections every year. The 2016 O’Neill Review on Antimicrobial Resistance stated that by 2050 an estimated 10 million lives a year with a cumulative $100 trillion of economic output are at risk due to the rise of antibiotic resistant infections.

Summit’s strategy is to develop new mechanism antibiotics that can show significant advantages over current standards of care in clinical trials and offer a compelling value proposition to payors. Through these collective efforts, Summit believes it can position its new mechanism antibiotics for commercial success and help combat the threat from antibiotic resistance.

Summit’s pipeline currently includes new mechanism antibiotics for the treatment of infections associated with Clostridium difficile, Neisseria gonorrhoeae and ESKAPE pathogens. In addition, Summit’s proprietary Discuva Platform is being used for the discovery and development of new mechanism antibiotics to support the expansion of the Company’s pipeline.

Ridinilazole for the treatment of C. difficile infection

Summit’s strategy in antibiotic development is exemplified by ridinilazole, the Company’s novel-class, Phase 3-ready precision antibiotic in development for the front-line treatment of Clostridium difficile infection (“CDI”).

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhoea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon, sepsis and death. It is estimated that there are over one million cases of CDI annually in the United States and Europe, with CDI associated with approximately 29,000 deaths per year in the United States alone. The community of microorganisms that make up the natural gut flora, commonly referred to as the “microbiome”, is known to play an important role in protecting against CDI. The US Centers for Disease Control and Prevention (the “CDC”) classifies C. difficile as one of three bacteria that pose an urgent healthcare threat, the highest warning level.

Based on clinical trial results to date, ridinilazole selectively targets C. difficile bacteria without causing collateral damage to the gut microbiome, and therefore has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence.

In a Phase 2 proof of concept clinical trial, ridinilazole demonstrated clinical and statistical superiority in sustained clinical response (“SCR”) over vancomycin, the current standard of care. SCR is a combined endpoint that measured cure of the initial infection and whether patients had disease recurrence 30 days after completing treatment. In the Phase 2 trial, ridinilazole achieved a SCR rate of 66.7% compared to 42.4% for vancomycin.

Ridinilazole is expected to enter Phase 3 clinical trials in the first quarter of 2019. The Phase 3 programme has been designed to be similar to the Phase 2 clinical trial. The programme will comprise two global Phase 3 clinical trials that will enrol approximately 700 patients each. The trials will be randomised and double blind with half of patients to be dosed with ridinilazole, and the other half with vancomycin. The design of the Phase 3 trials also includes various health economic outcome measures that are expected to support the commercialisation of ridinilazole. Top-line data are expected to be reported in the second half of 2021.

The ongoing clinical and regulatory development of ridinilazole is being supported by a contract with Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the United States government, which potentially provides up to $62 million in non-dilutive funding. To date, total committed BARDA funding under this contract is $44 million, including a $12 million option that was exercised by BARDA in August 2018. These committed funds from BARDA are expected to be drawn down during the course of the Phase 3 clinical trials and for drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities.

SMT-571 for the treatment of gonorrhoea

It is estimated by the WHO that there are approximately 78 million new cases of gonorrhoea globally per year. Neisseria gonorrhoeae has consistently developed resistance to each class of antibiotics recommended for treatment and there is now only one treatment recommended by the CDC, a combination of two antibiotics. The WHO ranks as “High” the priority of R&D investment into the search for antibiotics which are effective against N gonorrhoeae and in August 2018, the CDC stated that in light of increased problems with resistance, additional treatment options were urgently required.

SMT-571 is Summit’s preclinical development candidate for the treatment of gonorrhoea. SMT-571 has a new mechanism of action that targets cell division and which has shown high potency for a range of N. gonorrhoeae strains in in vitro studies, including those that are multi-drug resistant. SMT-571 is now in investigational new drug (“IND”) enabling studies with Summit expecting to initiate a Phase 1 clinical trial of SMT-571 in the second half of 2019.

In July 2018, Summit was awarded up to $4.5 million in non-dilutive funding from CARB-X, a public-private partnership dedicated to accelerating antibacterial research and development to address the rising global threat of drug-resistant bacteria. The funding is supporting the preclinical and Phase 1 clinical development of SMT-571 if certain development milestones are met.

ESKAPE programme

Summit’s third area of focus was announced in September 2018. This is a discovery programme targeting a group of bacteria called ESKAPE pathogens (Enterococcus faecium, Staphylococcus aureus, Klebsiella pneumoniae, Acinetobacter baumannii, Pseudomonas aeruginosa, Enterobacter spp.). The ESKAPE pathogens together represent the leading cause of hospital acquired infections around the world and are subject to increasing rates of resistance to existing antibiotic classes.

Discuva Platform

The development of Summit’s pipeline of new mechanism antibiotics is underpinned by its proprietary Discuva Platform. From discovery through the selection of optimised clinical candidates, the Discuva Platform has the potential to deliver antibiotics with new mechanisms of action and a low likelihood of resistance development combined with a targeted spectrum of activity. The Discuva Platform utilises proprietary libraries of a wide range of bacteria that can be used to generate new mechanism antibiotics against bacteria that are classified as urgent or high-risk threats by the CDC and WHO. The Discuva Platform was used in the discovery and development of Summit’s gonorrhoea and ESKAPE pathogen programmes, as well as in a collaboration with Roche using the Discuva Platform for the discovery and development of new antibiotic compounds.

3.	Information on and intentions of the Investor

Information on the Investor is set out in Part II of this Document.

Save as disclosed in this Document, the Investor has no intention of making any changes to the business of the Group (including its research and development functions), nor to the continued employment of employees and management of the Group (including any material changes in conditions of employment or in the balance of the skills and functions of the employees and management), strategic plans, including repercussions on employment, the locations of the Group’s places of business including any headquarters. The Investor has no intention of making any changes to the employer contributions made into any Group pension scheme (including with regard to current arrangements for the funding of any scheme deficit), the accrual of benefits for existing members and the admission of new members. The Investor has no intention of making any changes with regard to the deployment of the Group’s fixed assets and the maintenance of the Company’s existing trading facility on AIM or Nasdaq. The Investor confirms that it supports the continued delegation of responsibilities and authorities to the Company’s executive management team to develop the business in line with the Board’s stated strategy. The Investor confirms that it is pursuing the Subscription on the terms outlined in this Document on the basis of the long term commercial justification set out in paragraph 5 of this Part I of the Document.

4.	Relationship Agreement

Immediately upon Admission, the Investor is expected to hold approximately 48.81 per cent. of the Enlarged Share Capital. The Company and Cairn have therefore entered into the Relationship Agreement with the Investor to regulate his relationship with the Company from Admission and to limit his influence over the Board’s corporate actions and activities and the outcome of general matters pertaining to the Group. The obligations and restrictions on the Investor will terminate on the Investor ceasing to be beneficially entitled to Ordinary Shares representing at least 20 per cent. of the voting rights attaching to Ordinary Shares issued by the Company or the Ordinary Shares ceasing to be admitted to trading on AIM. Further information regarding the Relationship Agreement is provided in paragraph 5(c) of Part V of this Document. The Relationship Agreement will become effective upon Admission.

5.	Reasons for the Subscription and Use of Funds

The Investor believes there is a world-wide crisis in antibiotic resistance and an urgent need to develop new antibiotic treatments for the benefit of patients. The Investor sees the antibacterial marketplace as vital to human healthcare and at the same time holds promise for future innovation. He therefore seeks to make investments into research and development that has the potential to bring forward new, effective treatments for infectious diseases.

The Investor holds in high-regard Summit’s management team and the Company’s strategy for bringing new and innovative antibiotics to patients with serious infectious diseases. This investment will support the progression of the Company’s strategy and the advancement of its clinical and preclinical drug programmes.

The Directors believe that the net proceeds of the Subscription, together with the Company’s existing cash resources and funding agreements will extend its cash runway through 31 January 2020. The Company expects to use these funds to support the following activities:

•	Initiation and commencement of patient enrolment into the Phase 3 clinical programme of ridinilazole for the treatment of CDI.

•	Completion of IND-enabling studies for SMT-571 for the treatment of gonorrhoea.

•	Accelerate development of the Company’s discovery assets including the programme targeting the ESKAPE pathogens.

•	General corporate purposes.

6.	Details of the Subscription

The Company has conditionally raised a total of $25,000,000 (circa £20,000,000) (before expenses) by way of the Subscription by the Investor of 15,625,000 ADSs at the Subscription Price. Each ADS represents five Ordinary Shares, meaning that 78,125,000 New Ordinary Shares are proposed to be issued in connection with the Subscription. Accordingly, a total of 15,625,000 ADSs are proposed to be issued as part of the Subscription. Upon Admission of the New Ordinary Shares, the Enlarged Share Capital is expected to be 160,389,881 Ordinary Shares. On that basis, the New Ordinary Shares will represent approximately 48.71 per cent. of the Enlarged Share Capital.

In connection with the Subscription, the Company and the Investor have entered into the Subscription Agreement, further details of which are contained in paragraph 5(a) of Part V of this Document.

The Subscription will be completed by the payment of cash by the Investor to the Company. No debt facility or other type of instrument will be used to finance the Subscription.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission.

The Subscription will have no effect on the earnings, assets and liabilities of the Company, save that following Admission the assets of the Company will be increased by the proceeds received pursuant to the Subscription, net of expenses.

Application will be made to the London Stock Exchange for the admission of the New Ordinary Shares to trading on AIM. Assuming that all of the Resolutions are passed, it is expected that Admission of the New Ordinary Shares will become effective and dealings in the New Ordinary Shares will commence at 8:00 a.m. on 8 January 2019.

The Ordinary Shares are traded on the AIM market of the London Stock Exchange under the symbol “SUMM” and on the Nasdaq Global Market in the form of ADSs under the symbol “SMMT”.

7.	Current trading for Summit and prospects for the Group

On 11 December 2018, Summit published its financial results for the nine months ended 31 October 2018, a summary of which is set out below:

•

Revenues of £42.5 million (exchange rate of $1.2779 to £1.00 on 31 October 2018) for the nine months ended 31 October 2018 compared to £9.1 million for the nine months ended 31 October 2017. Revenues related primarily to the Group’s licence and collaboration agreement with Sarepta. The increase in revenues was driven by the recognition of all remaining deferred revenue related to the Sarepta licence and collaboration agreement during the nine months ended 31 October 2018, due to the Group’s decision to discontinue development of ezutromid for the treatment of Duchenne muscular dystrophy. This recognition of deferred revenues did not impact the Group’s cash flows.

•

The Group recorded a profit for the nine months ended 31 October 2018 due to the recognition of all the remaining deferred revenue related to the Sarepta licence and collaboration agreement following the Group’s decision to discontinue development of ezutromid. The total comprehensive profit for the nine months ended 31 October 2018 was £12.7 million compared to a loss of £8.9 million for the nine months ended 31 October 2017.

•

The net cash outflow from operating activities for the nine months ended 31 October 2018 was £22.4 million compared to a net cash outflow of £8.9 million for the nine months ended 31 October 2017. Capital expenditure was £0.06 million for the nine months ended 31 October 2018 compared to £0.4 million for the nine months ended 31 October 2017.

•	Cash, cash equivalents and bank deposits totalled £13.0 million (31 January 2018: £20.1 million).

The interim results for the six months ended 31 July 2018 and 31 July 2017, the financial results for the financial year ended 31 January 2018 and 31 January 2017, along with the financial results for the nine months ended 31 October 2018, are incorporated by reference in Part IV of this Document.

The Group is focussed on progressing its pipeline of new mechanism antibiotics for the treatment of infectious diseases as outlined in paragraph 2 of this Part I of this Document. It expects to advance its lead programme into Phase 3 clinical trials in the first quarter of 2019 and continue to develop its earlier-stage pipeline, including advancing its preclinical candidate SMT-571 for the treatment of gonorrhoea towards human clinical trials.

8.	Takeover Code and Rule 9 Waiver

The Takeover Code applies to the Company and governs, inter alia, transactions which may result in a change of control of a company to which the Takeover Code applies. Under Rule 9 of the Takeover Code, any person who acquires, whether by a series of transactions over a period of time or not, an interest (as defined in the Takeover Code) in shares which, taken together with shares in which he is already interested, or in which persons acting in concert with him are interested, carry 30 per cent. or more of the voting rights of a company which is subject to the Takeover Code, is normally required to make a general offer to all the remaining Shareholders to acquire their shares.

Similarly, Rule 9 of the Takeover Code also provides that when any person, together with persons acting in concert with him, is interested in shares which, in aggregate, carry more than 30 per cent. of the voting rights of such company, but does not hold shares carrying 50 per cent. or more of such voting rights, a general offer will normally be required if any further interest in shares is acquired by any such person.

An offer under Rule 9 must be in cash and must be at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interest in shares of the company in question during the 12 months prior to the announcement of the offer.

Shareholders should be aware that, under the Takeover Code, if a person (or group of persons acting in concert) holds interests in shares carrying more than 50 per cent. of the company’s voting rights, that person (or any person(s) acting in concert with him) will normally be entitled to increase their holding or voting rights without incurring any further obligations under Rule 9 to make a mandatory offer, although the Investor (and any person acting in concert with him) will not be able to increase his percentage shareholding through or between a Rule 9 threshold without Panel consent.

Persons acting in concert include persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control of a company.

Maximum potential controlling position

The Investor currently holds 163,205 Existing Ordinary Shares (represented by ADSs). Immediately following the Subscription, the Investor will hold in aggregate 78,288,205 New Ordinary Shares (represented by ADSs), representing approximately 48.81 per cent. of the Enlarged Ordinary Share Capital. The Investor’s subscription for New Ordinary Shares would, without the Waiver, oblige the Investor to make a general offer to Shareholders under Rule 9 of the Takeover Code.

Whether or not the Rule 9 Waiver is approved, the Investor will not be restricted from making an offer for the Company.

The Investor’s shareholding in the Company following the Subscription is set out in Part II of this Document.

The Company has applied to the Panel for the Waiver in order to permit the Subscription without triggering an obligation on the part of the Investor to make a general offer to Shareholders.

The Panel has agreed, subject to Resolution 3 at the General Meeting being passed on a poll of Independent Shareholders, to waive the requirement which might otherwise arise as a result of the Subscription, for the Investor to make a general offer to all Shareholders. Accordingly, Shareholders should be aware that, following completion of the Subscription, the Investor will hold more than 30 per cent. and less than 50 per cent. of the Company’s voting share capital, and will not be able to increase his holdings in the Company without incurring an obligation under Rule 9 to make a mandatory offer to the other Shareholders.

9.	General Meeting

The Resolutions to be proposed at the General Meeting are, in summary, as follows:

1)	an ordinary resolution, to grant the Directors authority to allot the New Ordinary Shares in connection with the Subscription;

2)	a special resolution, to dis-apply pre-emption rights granted under the Act, in respect of the allotment of the New Ordinary Shares in connection with the Subscription; and

3)	an ordinary resolution to approve the Rule 9 Waiver, which will be taken on a poll and in respect of which only Independent Shareholders will be entitled to vote.

The authorities set out in Resolutions 1 and 2 are in addition to the existing authorities conferred on the Directors by Shareholders at the Company’s annual general meeting held on 7 June 2018. Resolutions 1 and 3 are ordinary resolutions and in order to be approved, require a simple majority of those voting in person or by proxy to vote in favour. Resolution 2 is a special resolution and, in order to be approved, requires approval by not less than 75 per cent. of the votes cast to be in favour. As described above, only Independent Shareholders may vote on Resolution 3. All votes at the General Meeting will be taken on a poll.

10.	Action to be taken

The Notice of General Meeting to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 11:00 a.m. on 4 January 2019, is set out at the end of this Document. A Form of Proxy for use by Shareholders in connection with the General Meeting is also enclosed with this Document.

Whether or not you propose to attend the General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and to return it to the Company’s registrars, by post or by hand (during normal business hours only) to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, as soon as possible and in any event so as to arrive no later than 11:00 a.m. on 2 January 2019. Completion and return of the Form of Proxy will not preclude you from attending the General Meeting and voting in person should you so wish.

11.	Overseas Shareholders

The distribution of this Document and the Form of Proxy in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Document and/or accompanying documents come, should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

12.	Financial information

The most recently published audited accounts of the Group are for the twelve-month period ending on 31 January 2018 (the “last accounts”) and the most recently published interim and quarterly financial statements of the Group are for the six month period ended 31 July 2018 and the nine month period ended 31 October 2018. Electronic copies of the last accounts and the interim and quarterly financial statements are available from the Company’s website www.summitplc.com. Further details in relation to financial information is set out in Part IV of this Document.

13.	Recommendation

The Directors, having been so advised by Cairn Financial Advisers LLP as to the financial terms of the Subscription and the Rule 9 Waiver, consider the terms of the Subscription, the Rule 9 Waiver and Resolution 3 in the Notice of General Meeting to be fair and reasonable and in the best interests of the Independent Shareholders and the Company as a whole. In providing its advice to the Directors, Cairn has taken into account the Directors’ commercial assessments.

The Board is of the opinion that all of the Resolutions are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of each of the Resolutions (to the extent they are entitled to), as the Directors intend to do in respect of their own beneficial shareholdings, which amount in aggregate to 616,762 Ordinary Shares, representing approximately 0.75 per cent. of the Existing Ordinary Shares.

Yours sincerely,

Frank Armstrong, FRCPE, FFPM

Non-executive Chairman

PART II

INFORMATION ON THE INVESTOR

1	Mr Robert W. Duggan

Mr Robert W. Duggan is currently the Chief Executive Officer of Duggan Investments, a private investment firm. Mr Duggan is also Chairman of the Board of Directors for Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc., in 2015. Previously, he was the Chairman of the Board and Chief Executive Officer of Computer Motion, Inc., which later merged with Intuitive Surgical, Inc.

His investments have primarily focused on patient-friendly breakthrough therapies to the resolution of complex healthcare situations. Mr Duggan believes there is a world-wide crisis in antibiotic resistance and an urgent need to develop new antibiotic treatments for the benefit of patients. Mr Duggan sees the antibacterial marketplace as vital to human healthcare and at the same time holds promise for future innovation. He therefore seeks to make investments into research and development that has the potential to bring forward new, effective treatments for infectious diseases.

Mr Duggan holds in high-regard Summit’s management team and the Company’s strategy for bringing new and innovative antibiotics to patients with serious infectious diseases. This investment will support the progression of the Company’s strategy and the advancement of its clinical and preclinical drug programmes.

2	Disclosure of the Investor’s interests and dealing in shares in Summit

Mr Duggan is currently interested in 163,205 Ordinary Shares (held in the form of ADSs) representing approximately 0.2 per cent. of the Existing Ordinary Shares and has agreed to subscribe for an additional 78,125,000 Ordinary Shares (also to be held as ADSs) representing approximately 48.71 per cent. of the Enlarged Share Capital, for an aggregate sum of $25 million in cash.

The relevant interests of the Investor in Summit and his maximum potential controlling position, as at 14 December 2018, being the latest practicable date prior to the publication of this Document and following completion of the Subscription are as follows:

Name	Number of Existing Ordinary Shares		Percentage of Existing Ordinary Shares	Number of Ordinary Shares held following Subscription	Percentage of Enlarged Share Capital
Robert W. Duggan	163,205	*	0.2	78,288,205	48.81

*	The Ordinary Shares are held in the form of ADSs

3	Market dealings in relevant Summit securities by the Investor

The following is a list of all dealings by Mr Duggan in the form of ADSs:

Date (dd/mm/yy)	Nature of Transaction	ADSs acquired	Cost (USD)	Entity
10/01/17	Purchase	1,551	15,376	Robert W. Duggan
10/01/17	Purchase	9,295	100,551	Robert W. Duggan
15/09/17	Purchase	5,000	61,980	Robert W. Duggan
15/09/17	Purchase	5,000	62,000	Robert W. Duggan
15/09/17	Purchase	4,800	59,520	Robert W. Duggan
15/09/17	Purchase	200	2,478	Robert W. Duggan
15/09/17	Purchase	5,000	62,000	Robert W. Duggan
22/09/17	Purchase	1,000	12,720	Robert W. Duggan
19/03/18	Purchase	500	6,543	Robert W. Duggan
19/03/18	Purchase	295	3,862	Robert W. Duggan

Total		32,641	387,029

4	There have been no dealings in Ordinary Shares by or on behalf of the Investor’s family and connected persons.

5	Material contracts of the Investor

Save as set out in paragraph 5 of Part V of this Document, the Investor has not entered into any material contract (outside the ordinary course of business) that may be relevant to the business of the Company.

6	Financial information on the Investor

There is no published financial information on the Investor.

Save as disclosed in this Part II or otherwise in this Document, there has been no known significant change in the financial or trading position of the Investor since 14 December 2018.

PART III

FURTHER DISCLOSURE REQUIRED BY THE TAKEOVER CODE

1.1	No person has made a public takeover bid for the Company’s issued share capital in the financial period to 31 January 2018 nor in the current financial year.

1.2	As at the date of this Document, the Investor is interested in 163,205 Ordinary Shares representing approximately 0.2 per cent. of the total voting rights in the Company.

1.3

Save as disclosed in this Document, there is no agreement, arrangement or understanding (including compensation arrangements) between the Investor and any of the Directors, the recent directors of the Company, the Shareholders or recent shareholders of the Company or any person interested or recently interested in Ordinary Shares, having any connection with or dependence on the Subscription.

1.4

The Directors and the Investor have confirmed that, save as set out in paragraph 4 of Part I of this Document, they are not proposing any changes that would affect: (i) the future business of the Company, including in respect of research and development; (ii) the employment conditions or rights, including any pension rights of the employees or the management of the Company; (iii) the strategic plans for the Company; (iv) the redeployment of fixed assets of the Company; (v) the Company’s places of business; and (vi) the maintenance of any trading facilities for the Ordinary Shares or ADSs.

1.5

There is no agreement, arrangement or understanding between the Investor and any other person pursuant to which any Ordinary Shares which the Investor will acquire pursuant to the Subscription are to be transferred.

1.6	The payment of interest on, repayment of, or security for, any liability (contingent or otherwise) will not depend to any significant extent on the business of the Company.

1.7

As at the close of business on 14 December 2018, being the latest practicable date prior to the publication of this Document, save as disclosed in this Document, neither the Investor nor any members of his immediate family, any related trust, nor any connected persons (within the meaning of section 252 of the Act), nor any person acting in concert with such persons, owns or controls, or has borrowed or lent, or is interested in, or has any right to subscribe for, or any arrangement concerning, directly or indirectly, any relevant securities, nor has any such person dealt therein during the disclosure period or has any short position (whether conditional or absolute and whether in the money or otherwise), including a short position under a derivative, any agreement to sell or any delivery obligation in respect of any right to require any person to purchase or take delivery of, any relevant securities.

1.8	Save as disclosed in paragraph 4 of Part V of this Document, as at the date of this Document neither:

1.8.1	the Company;

1.8.2	the Directors;

1.8.3	any of their immediate families or related trusts;

1.8.4	the pension funds of the Company or its subsidiary undertakings;

1.8.5	any employee benefit trust of the Company or its subsidiary undertakings;

1.8.6	any connected adviser to the Company or its subsidiary undertakings or any person acting in concert with the Directors;

1.8.7	any person controlling, controlled by or under the same control as any connected adviser falling within paragraph 1.8.6 above (except for an exempt principal trader or an exempt fund manager); nor

1.8.8	any other person acting in concert with the Company,

owns or controls, or has borrowed or lent (or entered into any financial collateral arrangement of the kind referred to in Note 4 on Rule 4.6 of the Takeover Code), or is interested in, or has any right to subscribe for, or any arrangement concerning, directly or indirectly, any relevant securities, nor has any such person any short position (whether conditional or absolute or whether in the money or otherwise), including a short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities.

1.9

Save as disclosed in this Document, no Director has any interest, direct or indirect, in any assets which have been or are proposed to be acquired or disposed of by, or leased to, the Company and no contracts or arrangements exist in which a Director is materially interested and which is significant in relation to the business of the Company.

1.10

Save as disclosed in this Document, there are no outstanding loans made or guarantees provided by any member of the Company or its subsidiary undertakings for the benefit of any of the Directors, nor are there any guarantees provided by any of the Directors for any member of the Company or its subsidiary undertakings.

1.11

Save as disclosed in this Document, there are no personal, financial or commercial relationships, arrangements or undertakings between the Investor and any of the Directors, their close relatives and related trusts.

1.12	No agreement, arrangement or understanding exists whereby the beneficial ownership of any New Ordinary Shares to be acquired by the Investor will be transferred to any other person.

1.13	There are no financing arrangements in place in relation to the Subscription whereby repayment or security is dependent on the Company.

1.14	The Investor has confirmed that no changes are envisaged to be introduced to the Company’s business as a result of completion of the Subscription.

1.15	No incentivisation arrangements have been entered into and no proposals as to any incentivisation arrangements have reached an advanced stage between the Company and the Directors.

1.16	In this paragraph 1:

“acting in concert”

has the meaning attributed to it in the Takeover Code; persons acting in concert comprise persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control (as defined below) of a company or to frustrate the successful outcome of an offer for a company. A person and each of its affiliated persons will be deemed to be acting in concert all with each other. Without prejudice to the general application of this definition, the following persons will be presumed to be persons acting in concert with other persons in the same category unless the contrary is established:

(1)   a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with each other (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(2)   a company with its directors (together with their close relatives and the related trusts of any of them);

(3)   a company with any of its pension schemes and the pension schemes of any company described in (1) above;

(4)   a fund manager (including an exempt fund manager) with any investment company, unit trust or other person whose investments such fund manager manages on a discretionary basis, in respect of the relevant investment accounts;

(5)   a person, the person’s close relatives, and the related trusts of any of them, all with each other;

(6)   the close relatives of a founder of a company to which the Takeover Code applies, their close relatives, and the related trusts of any of them, all with each other;

(7)   a connected adviser with its client and, if its client is acting in concert with an offeror or the offeree company, with that offeror or offeree company respectively, in each case in respect of the interests in shares of that adviser and persons controlling, controlled by or under the same control as that adviser (except in the capacity of an exempt fund manager or an exempt principal trader);

(8)   directors of a company which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent; and

(9)   shareholders in a private company who sell their shares in that company in consideration for the issue of new shares in a company to which the Takeover Code applies, or who, following the re-registration of that company as a public company in connection with an initial public offering or otherwise, become shareholders in a company to which the Takeover Code applies;

“arrangement”	includes any indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

“connected adviser”	has the meaning attributed to it in the Takeover Code;

“connected person”	has the meaning attributed to it in sections 252 to 255 of the Act;

“control”	means an interest, or interests, in relevant securities carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give de facto control;

“dealing” or “dealt”

includes the following:

(a)   the acquisition or disposal of relevant securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to relevant securities, or of general control of relevant securities;

(b)   the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any relevant securities;

(c)   subscribing or agreeing to subscribe for relevant securities;

(d)   the exercise or conversion, whether in respect of new or existing relevant securities, of any relevant securities carrying conversion or subscription rights;

(e)   the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to relevant securities;

(f)   entering into, terminating or varying the terms of any agreement to purchase or sell relevant securities;

(g)   the redemption or purchase of, or taking or exercising an option over, any of its own relevant securities by the Company or the Investor; and

(h)   any other action resulting, or which may result, in an increase or decrease in the number of relevant securities in which a person is interested or in respect of which he has a short position;

“derivative”	includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of a underlying security;

“disclosure date”	means 14 December 2018, being the latest practicable date prior to the publication of this Document;

“disclosure period”	means the period commencing on 17 December 2017, being the date 12 months prior to the publication of this Document and ending on the disclosure date;

“exempt principal trader” or “exempt fund manager”	has the meaning attributed to it in the Takeover Code;

“interest”

a person who has long economic exposure, whether absolute or conditional, to changes in the price of relevant securities will be treated as interested in those relevant securities. A person who only has a short position in relevant securities will not be treated as interested in those relevant securities. In particular, a person will be treated as being interested in relevant securities if:

(a)   he owns;

(b)   has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(c)   by virtue of any agreement to purchase, option or derivative he has the right or option to acquire them or call for their delivery or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise;

(d)   is party to any derivative whose value is determined by reference to its price and which results, or may result, in his having a long position in it; or

(e)   has received an irrevocable commitment in respect of the relevant securities;

“relevant securities”	means Ordinary Shares and securities convertible into or rights to subscribe for Ordinary Shares; and

“short position”	means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

Mid-market Quotations

Set out below are the closing middle-market quotations for an Ordinary Share and for an ADS as derived from the London Stock Exchange’s Daily Official List and the Nasdaq Stock Exchange for the first dealing day of each of the six months immediately preceding the date of this Document and the latest practicable date prior to the publication of this Document.

Date	Price per ADS (USD)	Price per Ordinary share (p)
2 July 2018	2.48	34.5
1 August 2018	2.33	35.5
3 September 2018	US Public holiday – Labor Day	37.5
4 September 2018	2.33	37.5
1 October 2018	2.12	34.0
1 November 2018	1.68	27.5
3 December 2018	1.32	20.0
14 December 2018	1.21	18.0

PART IV

FINANCIAL INFORMATION INCORPORATED BY REFERENCE

As required under the rules of the Takeover Code, the information listed below relating to Summit is hereby incorporated by reference into this Document. In addition, the financial results for the nine months ended 31 October 2018 that were released on 11 December 2018 are also incorporated by reference into this Document.

No	Document	Sections	Source of information
1.	Unaudited condensed consolidated interim financial statements for the six months ended 31 July 2018	Condensed Consolidated Statement of Comprehensive Income	Page 11
		Condensed Consolidated Statement of Financial Position	Page 12
		Condensed Consolidated Statement of Cash Flows	Page 13
		Consolidated Statement of Changes in Equity	Page 14
		Notes to the Financial Information	From Page 15

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2.	Annual Report and Accounts for the Financial Year ended 31 January 2018 (Audited)	Independent Auditors’ Report	Page 56
		Consolidated Statement of Comprehensive Income	Page 61
		Consolidated Statement of Financial Position	Page 62
		Consolidated Statement of Cash Flows	Page 63
		Consolidated Statement of Changes in Equity	Page 64
		Notes to the Financial Information - Including accounting policies, critical accounting judgements and key sources of estimation uncertainty	From Page 65

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3.	Unaudited condensed consolidated interim financial statements for the six months ended 31 July 2017	Condensed Consolidated Statement of Comprehensive Income	Page 7
		Condensed Consolidated Statement of Financial Position	Page 8
		Condensed Consolidated Statement of Cash Flows	Page 9
		Consolidated Statement of Changes in Equity	Page 10
		Notes to the Financial Information	From Page 11

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4.	Annual Report and Accounts for the Financial Year ended 31 January 2017 (Audited)	Independent Auditors’ Report	Page 54
		Consolidated Statement of Comprehensive Income	Page 56
		Consolidated Statement of Financial Position	Page 57
		Consolidated Statement of Cash Flows	Page 58
		Consolidated Statement of Changes in Equity	Page 59
		Notes to the Financial Information - Including accounting policies, critical accounting judgements and key sources of estimation uncertainty	From Page 60

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5.	Unaudited condensed consolidated interim financial statements for the nine months ended 31 October 2018	Consolidated Statement of Comprehensive Income	Page 8
		Consolidated Statement of Financial Position	Page 9
		Consolidated Statement of Cash Flows	Page 10
		Consolidated Statement of Changes in Equity	Page 11-12
		Notes to the Financial Information	From Page 12

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PART V

ADDITIONAL INFORMATION

1	Responsibility Statements

The Company and the Directors, whose names are set out at paragraph 2.1 below, accept responsibility for the information contained in this Document, including any expression of opinion, (other than the information for which responsibility is accepted by the Investor pursuant to this paragraph 1 of this Part V). To the best of the knowledge and belief of the Company and the Directors (who have each taken all reasonable care to ensure that such is the case), the information contained in this Document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Investor accepts responsibility for the information contained in this Document, including any expression of opinion, relating to himself. To the best of the knowledge and belief of the Investor (who has taken all reasonable care to ensure that such is the case), the information contained in this Document for which he is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with this Document and/or the Subscription, no person is authorised to give any information or make any representation other than as contained in this Document and, if given or made, such information or representation must not be relied upon as having been so authorised.

2	Directors of Summit

2.1	The Directors of Summit and their respective functions are as follows:

Directors	Position
Frank Armstrong	Non-executive Chairman
Glyn Edwards	Chief Executive Officer
Leopoldo Zambeletti	Non-executive Director
Valerie Andrews	Non-executive Director
David Wurzer	Non-executive Director

2.2

The registered office of the Company is at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom. The principal place of business of the Company and the business address for each Director is 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom.

3	Directors’ Service Contracts

3.1

The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to each Director by the Group for services in all capacities to the Group in respect of the financial year ended 31 January 2018, together with total amounts set aside or accrued by the Group to provide pension, retirement or similar benefits to each Director, were as follows:

Year ended 31 January 2018	Salaries and fees £	Taxable benefits £	Short-term incentives £	Restricted Stock Units £	Pension contributions £	Total 2017/18 £
Executive
Glyn Edwards	304,500	1,359	304,500	—	18,270	628,629
Non-executive
Frank Armstrong	75,000	2,804	—	145,005	—	222,809
Leopoldo Zambeletti	36,805	587	—	67,670	—	105,062
Valerie Andrews	58,587	2,108	—	67,670	—	128,365
David Wurzer	50,978	2,483	—	67,670	—	121,131

	525,870	9,431	304,500	348,015	18,270	1,205,996

Details of the Directors’ service contracts or appointment letters, all of which are between each individual Director and Summit, are as follows. Save as disclosed, none of the Directors’ service contracts has been amended during the past six months:

(a)	Frank Armstrong

Dr Armstrong is engaged as a Non-executive Director of the Company and has held the position of Non-executive Chairman since June 2013 pursuant to the terms of his letter of appointment dated 6 June 2013. Dr Armstrong’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s Articles. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. The Chairman is paid a flat fee to include attendance at meetings, Committee memberships, and all other related activities. Dr Armstrong receives a fee of £75,000 per annum. The Company will also reimburse Dr Armstrong for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of restricted stock units (‘RSUs’). The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(b)	Glyn Edwards

Mr Edwards was appointed as the Chief Executive Officer by a service agreement dated 4 April 2012, and amended on 19 June 2018, which continues unless terminated by the Company with twelve months’ written notice or by Mr Edwards with twelve months’ written notice. The Company may also terminate the agreement with immediate effect by paying a sum in lieu of notice equal to the basic fixed salary which Mr Edwards would have been entitled to receive during the notice period (and which shall not include payment in respect of benefits). The Company may otherwise terminate the agreement with immediate effect at any time without notice or payment in lieu of notice for certain circumstances including material breach of the agreement, serious misconduct, serious incompetence or negligence, criminal convictions or bankruptcy. The agreement includes a garden leave clause for a maximum of twelve months and there is no provision for compensation in addition to the contractual notice period. Mr Edwards’ salary is £313,635 per annum, subject to annual review. Mr Edwards’ service agreement also provides for a monthly pension contribution equal to 7.0% of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). Mr Edwards has been awarded share options in accordance with the Company’s Long-Term Incentive Plan. The options have a three-year vesting period and are subject to the completion of performance conditions. If the performance conditions are not met, the awards lapse at the end of the three-year vesting period. Under his service agreement, Mr Edwards is prohibited from engaging in any type of business in competition with the business of the Company, procuring orders from or doing business with any person who has done or proposed to do business with the Company, and endeavouring to entice away from the Company any senior manager or director engaged by the Company, for a period of twelve months from the date of termination of his agreement. Mr Edwards is also subject to confidentiality and protection of intellectual property provisions.

(c)	Leopoldo Zambeletti

Mr Zambeletti is engaged as a Non-executive Director of the Company pursuant to the terms of his letter of appointment dated 30 May 2014. Mr Zambeletti’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s Articles. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. Non-executive Directors are paid a basic fee. In addition to the basic fee, Committee fees are paid for chairmanship or membership of a Board Committee. Mr Zambeletti currently receives a basic fee of £35,000 per annum and in addition Mr Zambeletti receives an additional £5,000 per annum for being a member of the Audit Committee and a further £5,000 per annum for being a member of the Remuneration Committee. The Company will also reimburse Mr Zambeletti for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(d)	Valerie Andrews

Ms Andrews is engaged as a Non-executive Director of the Company pursuant to the terms of her letter of appointment dated 18 September 2014. Ms Andrews’ appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s Articles. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. Non-executive Directors are paid a basic fee. In addition to the basic fee, Committee fees are paid for chairmanship or membership of a Board Committee. Ms Andrews currently receives a fee of $77,000 per annum for her services as Non-executive Director and for her services as Chair of the Remuneration Committee and for her services as a member of the Remuneration Committee. The Company will also reimburse Ms Andrews for all expenses reasonably incurred in the proper performance of her duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(e)	David Wurzer

Mr Wurzer is engaged as a Non-executive Director of the Company pursuant to the terms of his letter of appointment dated 20 February 2015. Mr Wurzer’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s Articles. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. Non-executive Directors are paid a basic fee. In addition to the basic fee, Committee fees are paid for chairmanship or membership of a Board Committee. Mr Wurzer currently receives a fee of $67,000 per annum for his services as Non-executive Director and for his services as Chair of the Audit Committee. The Company will also reimburse Mr Wurzer for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

4	Directors’ interests in Ordinary Shares (including interests of Directors’ families and their connected persons as required)

The Directors are not participating in the Subscription. The Directors’ shareholdings in the Company as at the date of this Document are as follows:

	Shares	Percentage of Enlarged Share Capital	Share options	Restricted Stock Units (RSUs)	Total
Executives
Glyn Edwards	383,333	0.24%	2,785,268	—	3,168,601
Non-executives
Frank Armstrong	122,204	0.08%	37,500	36,585	196,289
Leopoldo Zambeletti	15,979	0.01%	—	17,073	33,052
Valerie Andrews	49,123	0.03%	—	17,073	66,196
David Wurzer	46,123	0.03%	—	17,073	63,196

	616,762	0.39%	2,822,768	87,804	3,527,344

5	Material Contracts

The following material contracts, not being contracts entered into in the ordinary course of business have been entered into by a member of the Group within the two years immediately preceding the date of this Document:

(a)	Securities Purchase Agreement

Mr Duggan has agreed to purchase 15,625,000 ADSs pursuant to the Subscription in accordance with the Securities Purchase Agreement entered into between the Company and Mr Duggan on 14 December 2018. The offering to Mr Duggan was conducted pursuant to an exemption from the registration requirements of the Securities Act 1933 under Regulation D of such Act.

The obligations of Mr Duggan to purchase the ADSs that represent the New Ordinary Shares under the Securities Purchase Agreement are conditional on, inter alia, the following:

(i)	the Resolutions having been passed;

(ii)	the accuracy of warranties of the Company at the date of the Securities Purchase Agreement and as at Admission;

(iii)	execution by the Company of the Registration Rights Agreement;

(iv)	execution by the Company of the Relationship Agreement; and

(v)	Admission occurring on or before 31 January 2019 (or such later date as the Company and the Investor may agree in writing).

The obligation of the Company to issue and sell the ADSs that represent the New Ordinary Shares under the Securities Purchase Agreement is conditional on, inter alia, the following:

(i)	the Resolutions having been passed;

(ii)	payment to the Company of the purchase price for the ADSs that represent the New Ordinary Shares;

(iii)	the accuracy of warranties of Mr Duggan at the date of the Securities Purchase Agreement and as at Admission;

(iv)	execution by Mr Duggan of the Registration Rights Agreement;

(v)	execution by Mr Duggan of the Relationship Agreement; and

(vi)	Admission occurring on or before 31 January 2019 (or such later date as the Company and the Investor may agree in writing).

The completion of the purchase of the ADSs that represent the New Ordinary Shares pursuant to the Securities Purchase Agreement will automatically occur on Admission, if the conditions on Mr Duggan and the conditions on the Company have been satisfied or (where capable of waiver) waived at or prior to Admission.

The Securities Purchase Agreement may be terminated at any time prior to completion of the ADSs that represent the New Ordinary Shares in the following circumstances:

(i)	by mutual consent of the Company and Mr Duggan;

(ii)	by either the Company or Mr Duggan if any of the conditions to be fulfilled by the other has become incapable of fulfilment and shall not have been (where capable of waiver) waived; or

(iii)	in the event that Admission has not occurred on or prior to the date falling 60 days following the date of the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, each of the Company and the Investor gave certain customary warranties to the other.

The Investor has also agreed to a lock-up period of one year from Admission during which time Mr Duggan (and his affiliates) may not dispose of any securities in the Company (including ADSs) without the prior approval of the Company. The lock-up is subject to certain customary exceptions including, amongst others, disposals made to permitted transferees and in connection with certain tender offers made by third parties or the Company.

If the Securities Purchase Agreement is terminated, the Company and Mr Duggan will remain liable to each other for any breaches of the Securities Purchase Agreement, the Relationship Agreement and this Document occurring prior to termination.

(b)	Registration Rights Agreement

Under the Securities Purchase Agreement, the Company has agreed to enter into a registration rights agreement with Mr Duggan prior to Admission pursuant to which the Company will agree to (i) file a registration statement with the U.S. Securities Exchange Commission covering the resale of the ADSs that represent the New Ordinary Shares (together, and as may be reduced by securities sold in a registered offering or those sold pursuant to an exemption from registration without volume or manner-of-sale restrictions, the “Registrable Securities”) pursuant to a registration statement under the Securities Act 1933 (a “Registration Statement”) on a date falling between 180 and 210 days following Admission, (ii) use its commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable thereafter and (iii) maintain the effectiveness of the Registration Statement until the earlier of all of the Registrable Securities being sold, all of the securities registered thereby ceasing to constitute Registrable Securities or the fifth anniversary of Admission.

The Company expects to give customary indemnities to Mr Duggan and his employees and agents, successors and assigns, regarding inter alia any untrue statement or omission of any material fact contained in the Registration Statement unless provided by Mr Duggan. Mr Duggan has also indemnified the Company regarding any untrue statement or omission of any material fact contained in the Registration Statement furnished to the Company by him.

All expenses of registration shall be paid by the Company other than discounts and commissions to be paid to the underwriters of any such offering, and brokerage or similar fees.

(c)	Relationship Agreement

Following Admission, Mr Duggan is expected to control approximately 48.81% of the Enlarged Share Capital. The Company, Cairn and Mr Duggan will therefore enter into the Relationship Agreement to regulate the Company’s relationships with Mr Duggan and to limit his influence over the Group’s corporate actions and the outcome of general matters pertaining to the Group from Admission.

Pursuant to the Relationship Agreement, Mr Duggan has agreed to, and has agreed to procure that any of his associates (within the meaning of the definition of “related party” contained in the AIM Rules) and any person who holds Shares (whether directly or indirectly) in the Company on his behalf (together, “his associates”) shall (amongst other things):

(i)	conduct all transactions with the Group on arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules;

(ii)	exercise his, her or its voting rights so as to ensure that the Company is capable of carrying on its business and making decisions independently of Mr Duggan and his associates; and

(iii)	abstain from voting in respect of any resolution containing any transaction, agreement or arrangement involving any member of the Group to which Mr Duggan or any of his associates is a party.

The obligations of the parties under the Relationship Agreement shall automatically terminate upon:

(i)	Mr Duggan and/or any of his associates ceasing to control at least 20% of the voting rights in the Company; or

(ii)	the Ordinary Shares ceasing to be admitted to trading on AIM and the ADSs ceasing to be admitted to trading on the Nasdaq Stock Exchange.

(d)	The placing agreement between Summit, N+1 Singer and Panmure Gordon

On 27 March 2018, NPlus 1 Singer Advisory LLP, Panmure Gordon (UK) Limited and the Company entered into a placing agreement (the “Placing Agreement”), whereby each of NPlus 1 Singer Advisory LLP and Panmure Gordon (UK) Limited were appointed agents of the Company for the purposes of managing the placing of 8,333,333 Ordinary Shares and using their reasonable endeavours to procure placees to subscribe for such Ordinary Shares at the price of 180 pence per Ordinary Share. Pursuant to the Placing Agreement, the Company gave certain customary warranties and indemnities to NPlus 1 Singer Advisory LLP and Panmure Gordon (UK) Limited regarding, inter alia, the accuracy of the information in the Placing Agreement. Under the Placing Agreement, the Company agreed to pay each of NPlus 1 Singer Advisory LLP and Panmure Gordon (UK) Limited a fee based on the aggregate proceeds raised from the placing of such Ordinary Shares.

(e)	Acquisition of Discuva Limited

On 23 December 2017, the Company and the shareholders of Discuva Limited (“Discuva”) (the “Discuva Sellers”) entered into a sale and purchase agreement (the “Discuva SPA”), pursuant to which the Company acquired the entire issued share capital of Discuva for a consideration of £5,000,000 and £5,000,000 of Ordinary Shares at a price of 170.4 pence per Ordinary Share. The Company also agreed to pay the Discuva Sellers fifty per cent. of the economic benefit of any payments that the Company may receive from F. Hoffmann – La Roche Limited (“Roche”) pursuant to the terms of a collaboration agreement between Discuva and Roche, whereby Roche makes specified payments to Discuva relating to certain developments made under the Roche platform. In addition, the Discuva Sellers are entitled to receive contingent payments based on the receipt by Discuva of potential research and development tax credits for the period from 1 April 2015 to the date of the Discuva SPA.

The Discuva SPA also contained certain restrictions with respect to Ordinary Shares, pursuant to which each of the Discuva Sellers agreed not to sell or dispose of any interests in or rights over any Ordinary Shares for a (now expired) period. For a further period expiring on 23 September 2019, the Discuva Sellers have agreed that they will sell or dispose of their interests in or rights over their Ordinary Shares subject to certain orderly market restrictions.

(f)	Underwriting agreement between Canaccord, JMP Securities and Summit

On 13 September 2017, Canaccord Genuity Inc. and JMP Securities LLC, each as representatives of the underwriters, and the Company entered into an underwriting agreement (the “Underwriting Agreement”), in respect of the underwriting of the public offering of 1,459,000 ADSs, in aggregate, representing 7,295,000 Ordinary Shares at a public offering price of $12.00 per ADS. Under the terms of the Underwriting Agreement, the underwriters acquired such ADSs from the Company and exercised in full the option, available within 30 days of the date of the Underwriting Agreement, to purchase, at the public offering price less underwriting discounts and commissions, up to an additional 218,850 ADSs.

Pursuant to the Underwriting Agreement, the Company gave certain warranties and indemnities to Canaccord Genuity Inc. and JMP Securities LLC regarding, inter alia, the due incorporation and valid existence of each member of the Group. Each of Canaccord Genuity Inc. and JMP Securities LLC received sums in respect of the public offering of the relevant ADSs based on the public offering price per ADS.

6	No known significant change

Save as disclosed in this Document, there has been no known significant change in the financial or trading position of the Group since 31 July 2018, the date to which the Group’s latest interim results statement for the six months ended 31 July 2018 that are incorporated by reference in Part IV of this Document were prepared. On 11 December 2018, the Group released its unaudited financial results for the nine months ended 31 October 2018 to further confirm that there has been no significant change in the financial or trading position of the Group.

7	Consent

Cairn has given and not withdrawn its written consent to the issue of this Document with the inclusion of the recommendation in it and of references to its name in the form and context in which they appear.

8	Documents available for inspection

Copies of the following documents will be available for inspection until Admission during normal business hours on any Business Day at the Company’s registered office, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom and may be viewed on the Company’s website, www.summitplc.com:

(a)	the Articles of the Company;

(b)

the audited consolidated accounts of the Group for the two financial years ended 31 January 2018 and 31 January 2017, and the unaudited interim financial statements for the six months ended 31 July 2018 and 31 July 2017, and the nine months ended 31 October 2018;

(c)	the material contracts of the Group referred to in paragraph 6 of this Part V, to the extent entered into in connection with the Subscription;

(d)	the material contracts of the Investor referred to in paragraph 5 of Part V;

(e)	a copy of this Document; and

(f)	the written consent referred to in paragraph 7 of this Part V.

9	Electronic publication of this Document

Hard copies of this Document will not be sent to those Shareholders who have previously elected to receive documents electronically. Those Shareholders who wish to receive a hard copy of this Document (who have previously elected to receive documents electronically) should request this by contacting the Company Secretary, Summit Therapeutics PLC, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB, United Kingdom or by telephone to +44 (0) 1235 443 939.

Each person to whom a copy of this Document has been delivered may request that all future documents, announcements and information sent to them in relation to the Waiver should be sent in hard copy form (using the contact details above).

Date: 17 December 2018

NOTICE OF GENERAL MEETING

SUMMIT THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 05197494)

(the “Company”)

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 11:00 a.m. on 4 January 2019, for the purpose of considering and, if thought fit, passing the following resolutions. Resolutions numbered 1 and 3 will be proposed as ordinary resolutions and resolution 2 as a special resolution.

Only Independent Shareholders may vote on resolution 3.

In this Notice, words and defined terms shall have the same meanings as words and defined terms on the Document to which this Notice is attached.

ORDINARY RESOLUTION

1.

THAT the directors of the Company be and are hereby generally and unconditionally authorised, in addition to any such authority previously granted and which has not expired, to exercise all the powers of the Company to allot shares and to grant rights to subscribe for or to convert any securities into shares up to an aggregate nominal amount of £781,250 in connection with the Subscription. This authority shall expire (unless previously varied as to duration, revoked or renewed by the Company in general meeting) 18 months after the date of the passing of this resolution, except that the Company may before such expiry make any offer or agreement which would or might require shares to be allotted or such rights to be granted after such expiry and the directors of the Company may allot shares or grant such rights in pursuance of such offer or agreement as if the authority conferred by this authority had not expired.

SPECIAL RESOLUTION

2.

THAT, subject to and conditional upon the passing of resolution 1, the directors of the Company be and are hereby empowered pursuant to section 570 of the Companies Act 2006 (the “Act”) to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred on them by resolution 1 as if section 561 of the Act did not apply to any such allotment, provided that this power shall be in addition to existing powers and shall be limited to any such allotment having, in the case of ordinary shares, an aggregate nominal value or, in the case of other equity securities, giving the right to subscribe for or convert into ordinary shares having an aggregate nominal value, not exceeding the sum of £781,250. This authority shall expire, unless previously revoked or renewed by the Company in general meeting, at such time as the authority conferred on the directors of the Company by resolution 1 expires, except that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

ORDINARY RESOLUTION

3.

THAT the waiver granted by the Panel of the obligations that would otherwise arise on the Investor to make a general offer to Shareholders pursuant to Rule 9 of the Takeover Code as a result of the allotment and issuance to it of the ADSs representing the New Ordinary Shares pursuant to the Subscription, be and is hereby approved.

By order of the Board

Melissa Strange

Company Secretary

Dated 17 December 2018

Registered office:

136a Eastern Avenue

Milton Park

Abingdon

Oxfordshire OX14 4SB

United Kingdom

NOTES TO THE NOTICE OF GENERAL MEETING

1.	ENTITLEMENT TO ATTEND AND VOTE

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered on the Company’s register of members at:

•	close of business on 2 January 2019; or,

•	if this General Meeting is adjourned, at the close of business on the day two days prior to the adjourned meeting, shall be entitled to attend and vote at the meeting.

2.	APPOINTMENT OF PROXIES

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the General Meeting and you should have received a proxy form with this notice of meeting. You may appoint a proxy only using the procedures set out in these notes and the notes to the proxy form.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. Details of how to appoint the Chairman of the meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you may photocopy the proxy form provided and submit all such forms to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, BR3 4TU.

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA10) by 11:00 a.m. on 2 January 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

To direct your proxy how to vote on the resolutions, mark the appropriate box with an “X”. A vote “withheld” is not a vote in law, which means that the vote will not be counted in the calculation of votes “For” or “Against” the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

3.	APPOINTMENT OF PROXY USING HARD COPY PROXY FORM

The notes to the proxy form explain how to direct your proxy how to vote on each resolution or withhold their vote.

To appoint a proxy using the proxy form, the form must be:

•	completed and signed;

•	sent or delivered to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, BR3 4TU; and

•	received by Link Asset Services no later than 11:00 a.m. on 2 January 2019.

In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any corporation which is a member may also appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

4.	APPOINTMENT OF PROXY BY JOINT MEMBERS

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

5.	CHANGING PROXY INSTRUCTIONS

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Asset Services.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If the Company is unable to determine which appointment was last validly received, none of them shall be treated as valid in respect of that share.

Any alterations made to the proxy form should be initialled.

6.	TERMINATION OF PROXY APPOINTMENTS

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment as above. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

The revocation notice must be received by Link Asset Services no later than the commencement of the meeting or any adjourned meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

7.	ISSUED SHARES AND TOTAL VOTING RIGHTS

As at the close of business on 14 December 2018, the Company’s issued ordinary share capital comprised 82,264,881 ordinary shares of one penny each. Each ordinary share carries the right to one vote at the General Meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on 14 December 2018 is 82,264,881.

8.	COMMUNICATION

Except as provided above, members who have general queries about the meeting should call the shareholder helpline of Link Asset Services on +44 (0) 871 664 0300. Calls cost 12p per minute plus your telephone company’s access charge. If you are outside the United Kingdom, please call +44 371 664 0300. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. to 5:30 p.m. Monday to Friday excluding public holidays in England and Wales (no other methods of communication will be accepted).

You may not use any electronic address provided either in this Notice of General Meeting or any related documents to communicate with the Company for any purposes other than those expressly stated.